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KIRKLAND LAKE GOLD DISCOVERS THE LANTERN GOLD DEPOSIT AT THE COSMO MINE

Toronto, Ontario – March 6, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report the discovery of the Lantern Gold Deposit within the Company’s Northern Territory (“NT”) Operations, at its Cosmo Mine (“Cosmo”), from underground exploration drilling. The results released today from 25 diamond drill holes (totaling 5,973m), are part of the Cosmo Mine exploration program, specifically targeted to test down-plunge extensions of the Cosmo Open Pit (Figures 1 & 2).

Highlights and Key Drill Intercepts at the Cosmo Mine from the Newly Discovered Lantern Gold Deposit

•	Discovery of the Lantern Gold Deposit has returned significant drill intercepts near existing underground infrastructure including:

-	119 g/t Au (1) over 4.5m (ETW 4.0m), including 521 g/t Au(1) over 1.0m (ETW 0.9m) in hole CW93515
-	15.27 g/t Au (1) over 11.1m (ETW 7.0m), including 29.7 g/t Au (1) over 5.2m (ETW 3.1m), and 23.87 g/t Au over 5.4m (ETW 2.9m), including 125 g/t Au (1) (2) over 0.8m (ETW 0.4m) in hole CW101012
-	4.34 g/t Au (1) over 22.75m (ETW 11.3m) in hole CW101002(2)
-	4.23 g/t Au over 16.6m (ETW 9.8m) in hole CW101010
-	9.64 g/t Au (1) over 6.0m (ETW 3.85m) in hole CW101006
-	14.57 g/t Au (1) over 2.8m (ETW 2.2m) in hole CW101013

•	Continued drilling of further down-plunge extensions of the Lantern Deposit are to be tested over the next six months in aggressive step-out exploration programs including Scoping and Resource Definition drilling programs and construction of underground development to access the Lantern Deposit.

ETW – Estimated True Width
(1) Visible gold present in drill intercept
(2) Previously reported intercept - See News Release dated July 22, 2015
All drill results are presented in Table 1 and drill collars in Table 2 accessible below

Mr. Tony Makuch, President and Chief Executive Officer, KL Gold commented: “The success of the 2016 exploration program at the Cosmo Mine, in particular, the Lantern Deposit discovery, has significantly enhanced the potential of the operation. To date, over 800,000 ounces has been mined from Cosmo’s open pit and underground operations. We are excited with the recent discovery of the Lantern Deposit, located parallel to the Cosmo underground gold mineralization, as it illustrates significant potential to expand resources and become a new near term mining front under the open pit. The Lantern Deposit is located within 100 metres of underground infrastructure and remains open for expansion along strike and down plunge. These successful exploration results demonstrate the discovery and expansion potential of the Cosmo gold camp and we intend to follow up on additional high priority targets in the area.”

Lantern mineralization is hosted within iron-rich siltstones in two distinct styles; linear lodes sub-parallel to the structures and local stratigraphy, and in more complex axial planar hinge-zones (Figure 3). Detailed core logging and geological modelling based upon pit mapping has delineated three broad litho-structural domains. Six mineralized lodes make up the deposit, which is presently defined over a strike length of 100m and a vertical extent of 160m. The six mineralized lodes are untested by drilling up and down-plunge and there is strong potential to expand the previously known extensions of the lodes with further exploration drilling (Figure 4-9).

Geology and Mineralization of the Lantern Gold Deposit

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The Lantern host sequence encompasses sedimentary rocks enclosed between the Zamu and Phantom Dolerite sills and was previously referred to as the Inner Meta-sediment sequence (Figure 3). The Lantern Sequence differs from the Cosmo Mine Sequence largely due to the absence of carbonaceous mudstone and an increase in carbonate (dolomite) facies rocks.

Mineralization of the Lantern Deposit is generally hosted within fine grained, iron-rich siltstones and to a lesser extent in silica nodular greywacke units. The high-gold grades seen, up to 170 g/t Au over 1m in hole CW101003 (see News Release July 22, 2015), are usually found in veins with the higher-grade veins occurring as quartz-chlorite-pyrite mineral assemblages that can contain a substantially higher amount of coarse visible gold than is typical in the Cosmo Deposit. These veins often crosscut the folded strata at high angles or are sub-parallel to axial planes of parasitic folds.

Three different mineralization types are noted in Lantern Deposit, the first is a set of linear stratabound lodes, which are close to the Zamu Dolerite unit fold limbs. Examples of this are the Hornet and Adder lodes. The second type of mineralization is termed the “A Lodes”, which are closely associated with vertical faulting related to localized folded structures and are adjacent to barren banded siltstone and ironstone breccias. This type of mineralization is typically found in the central part of the Lantern Deposit. The third mineralization type is termed the “W Lodes” which are generally the highest-grade lodes. These occur as open folded, banded silica-chloric-ironstone beds in close proximity to steeply westerly dipping faults.

Company geologists, using both historic surface and recent underground drill data from within and around the Cosmo Deposit and past open pit mapping have recently completed geological and mineralization wireframe models. A total of 135 holes comprising 91 Reverse Circulation Percussion and 44 diamond core holes were used in the wireframing process. Extensive logging of lithological and structural feature in drill core was completed and this information will be used during resource estimation of the Lantern Deposit. The modeling results will be included in the Mineral Resource statement due to be released in late Q1, 2017 (Figures 4-9).

Qualified Persons

Mark Edwards, FAusIMM (CP) and MAIG, Geology Manager, NT Operations, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting +500,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

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To receive KL Gold’s news releases by email, register on the website at www.KLGold.com

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the potential to expand mineral resources and mineral reserves at the Cosmo Mine; (ii) the potential for a down-plunge extension to the Lantern Gold Deposit; and (iii) the anticipated timing for continued exploration activities.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold Ltd. with the Canadian securities regulators, including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

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Figure 1: Long Projection of Lantern mineralization relative to Mine workings and main orebody wireframes, Cosmo Mine

Figure 2: Surface Plan of Lantern Lodes projected to surface, showing position relative to the Cosmo underground mine and historical open pits (mined 1988-1995)

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Figure 3: Lantern Geological cross-section 1270mN, Cosmo Mine

Figure 4: Lantern longitudinal Projection of Hornet Lode, Cosmo Mine

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Figure 5: Lantern longitudinal projection of the 700 Lode, Cosmo Mine

Figure 6: Lantern longitudinal projection of the W1 Lode, Cosmo Mine

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Figure 7: Lantern longitudinal projection of the W2 Lode, Cosmo Mine

Figure 8: Lantern longitudinal projection of the W3 Lode, Cosmo Mine

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Figure 9: Lantern longitudinal projection of the A1 & A2 Lodes, Cosmo Mine

Table 1 – Lantern Gold Deposit Drill Hole Results

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure	Comments
700 Lode
CP009W1 (2)	522	522.5	0.5	0.35	7.05	700 Lode	See Release Jun 16, 2011
CW101001 (2)	13.8	20	6.2	4.1	4.89	700 Lode	See Release July 22, 2015
CW101001A (2)	14	21.54	7.54	5.35	5.33	700 Lode	See Release July, 22 2015
CW101002 (2)	13.1	17.8	4.7	3.8	4.04	700 Lode	See Release July 22, 2015
CW101003 (2)	13.9	17.85	3.95	3.1	6.71	700 Lode	See Release July 22, 2015
CW101004 (1)	14.7	19.75	5.05	3.3	3.03	700 Lode
CW101005	15.1	20.1	5	3.7	2.43	700 Lode
CW101006	13	17.65	4.65	3.75	3.51	700 Lode
CW93501	No Significant Intercept					700 Lode
CW93502	110.3	119.35	9.05	8.15	3.34	700 Lode
CW93503	No Significant Intercept					700 Lode
CW93504	No Significant Intercept					700 Lode
CW93506	No Significant Intercept					700 Lode
CW93508	108.2	110.4	2.2	2.15	3.23	700 Lode
CW93510	112	116	4	3.5	8.4	700 Lode
CW93511	No Significant Intercept					700 Lode
CW93516	132.5	139.2	6.7	5.45	4.26	700 Lode

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Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure	Comments
A1 Lode
CW101004 (1)	148.9	152.3	3.4	1.75	2.44	A1 Lode
and (1)	154.35	154.75	0.4	0.2	98	A1 Lode
CW101005	88.3	92.5	4.2	3.7	7.16	A1 Lode
CW101006	102.2	104.1	1.9	1.65	5.29	A1 Lode
and	113	115.8	2.8	2.3	2.66	A1 Lode
CW101012	87.3	89.3	2	1.7	6.14	A1 Lode
and	92.5	94.5	2	1.85	3.71	A1 Lode
CW101013 (1)	63.2	66	2.8	2.2	14.57	A1 Lode
CW93513 (1)	229.5	234	4.5	4	119	A1 Lode
including (1)	233	234	1	0.9	521	A1 Lode
A2 Lode
CW101002 (2)	78.05	81	2.95	2.25	2.05	A2 Lode	See Release July 22, 2015
And (2)	83.5	86.8	3.3	2.45	2.84	A2 Lode	See Release July 22, 2015
(1) (2)
and	71.5	74.75	3.25	2.8	4.78	A2 Lode	See Release July 22, 2015
CW101003 (2)	79	82	3	2.65	2.24	A2 Lode	See Release July 22, 2015
CW101004	87.3	90.55	3.25	2.1	3.18	A2 Lode
and	97.15	99.15	2	1.15	3.09	A2 Lode
CW101012	39.2	41.2	2	1.55	2.44	A2 Lode
and	43.6	46.3	2.7	2.2	4.42	A2 Lode
CW101013	41.5	43.9	2.4	2.25	5.51	A2 Lode
Adder Lode
CW101007	No Significant Intercept					Adder Lode
CW101007A	No Significant Intercept					Adder Lode
CW101008	No Significant Intercept					Adder Lode
CW101009	No Significant Intercept					Adder Lode
CW93507	63.35	65.1	1.75	1.4	6.57	Adder Lode
Hornet Lode
CP009W1 (2)	821.43	824.36	2.93	1.4	4.17	Hornet Lode	See Release Jun 16, 2011
And (2)	826.68	828.32	1.64	0.75	10.55	Hornet Lode	See Release Jun 16, 2011
CW101002 (2)	378	380.3	2.3	0.9	7.7	Hornet Lode	See Release July 22, 2015
CW101012	287	290	3	1.45	8.64	Hornet Lode
CW101013	324.4	333	8.6	3.9	3.5	Hornet Lode
CW93513	398.5	401.65	3.15	2.1	4.32	Hornet Lode
CW93515	462	467.4	5.4	2.85	4.66	Hornet Lode
CW93516	402.9	405.1	2.2	1.4	4.82	Hornet Lode
PHP0001 (2)	456	458	2	1.4	16.4	Hornet Lode	See Release Jun 16, 2011
W1 Lode
CW101002 (2)	159	165.15	6.15	2.9	6.79	W1 Lode	See Release July 22, 2015
and (1) (2)	169	191.75	22.75	11.3	4.34	W1 Lode	See Release July 22, 2015

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Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure	Comments
CW101003 (2)	178.15	183.9	5.75	3.25	3.86	W1 Lode	See Release July 22, 2015
CW101004	192.15	197.45	5.3	2.45	2.15	W1 Lode
And	199.55	204.55	5	1.8	7.39	W1 Lode
CW101006	155.8	156.8	1	0.6	15.3	W1 Lode
and	173.1	176	2.9	2.05	4.37	W1 Lode
and (1)	143	149	6	3.85	9.64	W1 Lode
CW101010	108	112	4	2.8	4.14	W1 Lode
and	124	140.6	16.6	9.8	4.23	W1 Lode
CW101011	99	102	3	2.25	2.23	W1 Lode
CW101012	102.1	102.9	0.8	0.4	10.2	W1 Lode
and	129.3	132.7	3.4	1.55	3.16	W1 Lode
and	135.7	141.1	5.4	2.9	23.87	W1 Lode
including (1)	135.7	136.5	0.8	0.4	125	W1 Lode
CW101013	129.4	131.5	2.1	1.3	3.42	W1 Lode
and	135.7	140.2	4.5	1.8	6.64	W1 Lode
W2 Lode
CP009W1 (2)	722.28	724.38	2.1	1.25	7.01	W2 Lode	See Release Jun 16, 2011
CW101002 (2)	220	221.75	1.75	0.7	25.18	W2 Lode	See Release July 22, 2015
CW101006	212	213	1	0.55	19.8	W2 Lode
CW101010	153	155	2	1.2	2.98	W2 Lode
and	159	162	3	1.7	2.84	W2 Lode
CW101012	152.6	153.8	1.2	0.9	11.81	W2 Lode
CW101012 (1)	156.6	167.7	11.1	7	15.27	W2 Lode
including (1)	156.6	161.8	5.2	3.1	29.7	W2 Lode
CW93513 (1)	309.1	311.3	2.2	1.6	5.01	W2 Lode
GFG001W1	896	897	1	0.65	7.39	W2 Lode	See Release Apr 14, 2010
W3 Lode
CW101001A (2)	296.45	297.5	1.05	0.25	61.6	W3 Lode	See Release July 22, 2015
And (2)	319.05	321.05	2	1.3	2.82	W3 Lode	See Release July 22, 2015
CW101002 (2)	226.6	229.5	2.9	2.15	2.56	W3 Lode	See Release July 22, 2015
And (2)	234.5	248.2	13.7	5.7	4.44	W3 Lode	See Release July 22, 2015
And (2)	254	256.7	2.7	2.15	2.45	W3 Lode	See Release July 22, 2015
CW101003 (2)	258.6	259.65	1.05	0.5	170	W3 Lode	See Release July 22, 2015
CW101005	219.7	221	1.3	0.75	65.5	W3 Lode
and	235.9	237	1.1	0.7	14.7	W3 Lode	Tight Folding
CW101005 (1)	273.1	274	0.9	0.55	82.6	W3 Lode
CW101006	268.6	273.6	5	4.75	5.9	W3 Lode
and (1)	238.3	239.9	1.6	1.05	7.92	W3 Lode
CW101006 (1)	261.8	265.15	3.35	2.95	2.53	W3 Lode
CW101010	196	203.2	7.2	4.45	4.92	W3 Lode

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Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure	Comments
and	217	222	5	2.6	2.94	W3 Lode
and	228	229	1	0.45	10.8	W3 Lode
CW101012 (1)	173.7	178.3	4.6	2.65	2.76	W3 Lode
CW93513 (1)	364.7	365	0.3	0.2	46.3	W3 Lode
CW93516	361.7	366.8	5.1	4.05	3.17	W3 Lode
Undefined Lodes
CP009W1 (2)	464.5	468.5	4	2.85	3.08	N/A	See Release Jun 16, 2011
And (2)	477.5	482.08	4.58	3.3	2.92	N/A	See Release Jun 16, 2011
And (2)	489.5	491.5	2	1.4	3.48	N/A	See Release Jun 16, 2011
And (2)	629.85	636	6.15	3.65	2.19	N/A	See Release Jun 16, 2011
And (2)	802.39	805.88	3.49	1.7	3.71	N/A	See Release Jun 16, 2011
CW101001 (2)	67.7	70.6	2.9	1.8	6.99	N/A	See Release July 22, 2015
CW101001A (2)	72.85	75	2.15	0.85	2.19	N/A	See Release July 22, 2015
CW101003 (2)	286.4	288.4	2	1.35	4.03	N/A	See Release July 22, 2015
CW101010	0	1	1	0.75	12.2	N/A
CW101011	142	145	3	2.2	2.52	N/A
CW93505	133.2	134.6	1.4	0.85	17.36	N/A
CW93509	87.1	91.65	4.55	4.3	3.14	N/A
CW93510	7.7	10	2.3	1.2	10.29	N/A
and	92.8	96.7	3.9	3.6	2.56	N/A
CW93515	79	82	3	2.75	2.67	N/A
and	140	142	2	1.65	2.54	N/A
CW93516	100.7	102	1.3	0.95	9.99	N/A
and	286.3	288.9	2.6	1.15	2.06	N/A
PHP0001 (2)	449.4	451	1.6	1.15	4.7	N/A	See Release Jun 16, 2011

Intercept Notes:

(1)	Intercept with visible gold logged in drill hole.
(2) –	Previously reported drill hole
•	Intercepts are generally based on minimum 2m downhole length, above 2 g/t gold grade and maximum 3m internal waste downhole length. However, narrower intercepts are reported where gold grade (g/t Au) x estimated true width (m) is >10 Gram-m gold.
•	Intercepts with >30 Gram-m gold are in bold text.
•	Gram-m = Gold Grade (g/t Au) x Estimated True Width (m)
•	Previously reported holes may have different reported intercepts due to changes in geological understanding of the mineralized structures.

Table 2 – Lantern Gold Deposit Drill Collars

Hole ID	Northing	Easting	Relative Elevation	(Grid) Collar Azimuth	Collar Plunge	Depth (m)	Hole Comments and Targets
CW93501	1,456	5,076	940	201.2	7.6	284.8	Partly Test Lantern
CW93502	1,457	5,075	940	217	0.2	143.4	700 Lode Target

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Hole ID	Northing	Easting	Relative Elevation	(Grid) Collar Azimuth	Collar Plunge	Depth (m)	Hole Comments and Targets
CW93503	1,457	5,075	941	223	27.2	170.1	700 Lode Target
CW93504	1,457	5,075	939	211.7	-8.5	155.8	700 Lode Target
CW93505	1,456	5,076	941	194.2	19.7	185	700 Lode Target
CW93506	1,456	5,076	939	194.2	-6.8	183	700 Lode Target
CW93507	1,457	5,075	940	210.1	8.8	140.2	700 Lode Target
CW93508	1,458	5,075	940	223.5	9.2	128.3	700 Lode Target
CW93509	1,459	5,074	940	237	8.9	156.6	700 Lode Target
CW93510	1,458	5,075	939	223.5	-9	130.9	700 Lode Target
CW93511	1,459	5,074	939	237	-8.7	146.1	700 Lode Target
CW93513	1,459	5,075	939	237	-25	441.6	Full transect across Lantern host rocks
CW93515	1,458	5,075	939	219.9	-13.8	491.2	Full transect across Lantern host rocks
CW93516	1,459	5,075	939	246.2	-29.3	409.5	Full transect across Lantern host rocks
CW101004	1,345	5,038	1,013	239.9	-41.8	340.8	Central Lantern Only
CW101005	1,344	5,039	1,014	221.2	-22.4	303	Central Lantern Only
CW101006	1,345	5,040	1,013	233.8	-31	425.9	Full transect across Lantern host rocks
CW101007	1,321	5,038	1,015			14.9	Adder Lode Target/Hole Abandoned
CW101007A	1,321	5,038	1,015	99.4	-5.1	72	Adder Lode Target
CW101008	1,320	5,038	1,014	112.2	-23.6	92.4	Adder Lode Target
CW101009	1,320	5,038	1,015	118.9	-3.5	98.7	Adder Lode Target
CW101010	1,335	5,020	1,014	229.6	-28.2	368.9	Full transect across Lantern host rocks
CW101011	1,335	5,020	1,014	228.3	-14.6	386.3	Full transect across Lantern host rocks
CW101012	1,336	5,020	1,014	239.3	-31	329.9	Full transect across Lantern host rocks
CW101013	1,335	5,020	1,014	214.9	-17.2	373.3	Full transect across Lantern host rocks
Total						5972.6m	25 holes
CW101001(2)	1,346	5,038	1,013			72.6	Hole abandoned
CW101001A(2)	1,345	5,038	1,013	255	-40.5	441	Full transect across Lantern host rocks
CW101002(2)	1,345	5,038	1,013	240.7	-33.3	431.8	Full transect across Lantern host rocks
CW101003(2)	1,345	5,038	1,013	248	-37.1	308	Central Lantern Only
GFG001W1(2)	1,840	5,195	1,159	240	-61.3	1,019.30	Historic Surface Hole
PHP001(2)	1,221	5,162	1,071	250.8	-32.7	550	Historic Surface Hole
CP009W1(2)	1,591	5,217	1,155	241	-54	950.1	Historic Surface Hole

(2) – Previously reported drill hole

Drilling and Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica Total Stations instrument and down hole deviations are measured using a down hole Gyro instrument.

All reported drill intercepts are from NQ2 or NQ sized diamond drill core that was cut longitudinally in half with a diamond saw depending on the requirements to keep core for future reference. In the cases of sawn drill core, one-half of the drill-core was sent for assay and the other half retained for reference. Drill core sample intervals vary between 0.2 and 1.5m in length and were determined from logging of sulphide and visible gold. Where recognized in drill core all visible gold zones have been noted in the tables reported above.

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Assay results are based on 50-gram charge fire assay. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum contiguous 3m internal dilution. No upper gold grade cut has been applied to the data. However, during future resource work the requirement for assay top cutting will be assessed.

Drill samples from the Cosmo Gold Mine were assayed at North Australian Laboratories Pty Ltd, an independent analytical laboratory in Pine Creek, Northern Territory.

All Mine Geology and Exploration teams conduct site audits and reviews from time to time at the independent laboratory as well as conduct intra-laboratory analysis of results to test the quality of reported results. All reviews of QAQC data has not identified any significant issues that cannot be resolved prior to results being used for modelling or reporting.